ISSUED ON BEHALF OF REED ELSEVIER PLC

13 March 2008

Interests of directors or other persons discharging managerial responsibilities

Reed Elsevier received notification today that Mr Ian Fraser, a designated person discharging managerial responsibilities within Reed Elsevier, acquired the shares noted below today, following the reinvestment of the special distribution paid to ordinary shareholders in January.

2,335 Reed Elsevier PLC shares at 621p per share.